Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

Suite 1100

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

October 31, 2023

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on October 31, 2023 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On October 31, 2023, the Company announced that it had closed its public offering (the “Public Offering”) of 12,500,000 common shares of the Company (the “Common Shares”) at a public offering price of US$1.00 per Common Share (the “Offering Price”). The gross proceeds of the Public Offering were US$12,500,000, before deducting the underwriting discounts and commissions and other offering expenses. Pursuant to the underwriting agreement dated October 25, 2023, the Company has also granted the underwriter a 30-day option (the “Option”) to purchase up to 1,875,000 Common Shares at the Offering Price, less underwriting discounts and commissions.

The Company also announced that in connection with the Public Offering, it had closed its concurrent private placement with Investissement Québec (the “Concurrent Private Placement”) of 9,118,184 Common Shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable into Common Shares on a one-for-one basis (the “Exchangeable Subscription Receipts”) in lieu of Common Shares, in each case, at the Offering Price, for US$12,500,000 aggregate gross proceeds, less a capital commitment fee of 1.5% payable to Investissement Québec and Investissement Québec’s legal fees.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On October 31, 2023, the Company announced that it had closed the Public Offering of 12,500,000 Common Shares at the Offering Price. The gross proceeds of the Public Offering are US$12,500,000, before deducting the underwriting discounts and commissions and other offering expenses. Pursuant to the underwriting agreement dated October 25, 2023, the Company has also granted the underwriter a 30-day Option to purchase up to 1,875,000 Common Shares at the Offering Price, less underwriting discounts and commissions.

In connection with the Public Offering, the Company also closed the Concurrent Private Placement of 9,118,184 Common Shares and 3,381,816 Exchangeable Subscription Receipts, in each case, at the Offering Price, for US$12,500,000 aggregate gross proceeds, less a capital commitment fee of 1.5% payable to Investissement Québec and Investissement Québec’s legal fees. The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following completion of the Public Offering and the Concurrent Private Placement, Investissement Québec does not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares and therefore is not a “control person” within applicable Canadian securities laws. All securities issued in connection with the Concurrent Private Placement are subject to a four-month hold period from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

The Company also entered into an investor rights agreement, pursuant to which Investissement Québec will be entitled to nominate one director to the Company’s board of directors for as long as it holds 50% of the Common Shares purchased pursuant to the Concurrent Private Placement. Copies of the subscription agreement, the exchangeable receipt agreement setting forth the terms and conditions of the Exchangeable Subscription Receipts and the investor rights agreement, when available, will be filed on SEDAR+ at www.sedarplus.ca. Summaries of the subscription agreement and the exchangeable receipt agreement and a copy of the investor rights agreement, when available, will be filed on EDGAR at www.sec.gov.

As at the date of the material change, Investissement Québec beneficially owns approximately 19.9% (25.4% if the Exchangeable Subscription Receipts were to be exchanged into Common Shares) of the issued and outstanding Common Shares. If the Option is exercised in full, Investissement Québec will beneficially own approximately 19.1% (24.5% if the Exchangeable Subscription Receipts were to be exchanged into Common Shares) of the issued and outstanding Common Shares as of the date of closing.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this material change report include, but are not limited to, statements regarding the exercise of the Option.

Although the Forward-Looking Statements contained in this material change report are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These, as well as other, risks and uncertainties are described more fully in the section titled “Risk Factors” of the preliminary Prospectus Supplement and of the Base Shelf Prospectus in connection with the Public Offering as well as other public filings made by the Company available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date. The Company undertakes no obligation to update or revise the information contained in this material change report, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

November 6, 2023.